September 7, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

RE:	Inland Monthly Income Fund II, L.P.
Schedule TO-T/A filed August 30, 2005 by MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MP
Value Fund 6, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 10,
LLC;
MPF DeWaay Premier Fund 2, LLC; Accelerated High Yield
Institutional
Investors, Ltd., L.P.; MPF DeWaay Premier Fund, LLC; MPF Flagship Fund 9, LLC; MacKenzie Patterson Fuller, Inc.; and C.E. Patterson
      File No. 005-80895

Dear Mr. Patterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

General
1. Please revise your disclosure to reflect the information
included
in the partnership`s Schedule 14D-9 and its Current Report on Form
8-
K filed on August 25, 2005. We note, for example, that (i) the partnership expects to make a final liquidating distribution of $250 per unit, which is $85 per unit higher than your offer; (ii) the partnership expects to make a $90 per unit distribution in 2005, regardless of the sale of two properties; and, (iii) the partnership sold a property located in LaGrange, Illinois and expects to make a distribution to limited partners prior to the end of the year. In addition, provide us your analysis of the need to extend the offer as a result of this additional disclosure.

Offer to Purchase

Effects of the Offer, page 18
2. Refer to our prior comment 11. Please revise the disclosure cited in our previous comment to be consistent with your response to that comment.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions

??

??

??

??

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
September 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE